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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             CYBERGUARD CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    231910100
                                 (CUSIP Number)

                             Stephen T. Braun, Esq.
                         Greenebaum Doll & McDonald PLLC
                             700 Two American Center
                              3102 West End Avenue
                         Nashville, Tennessee 37203-1304
                                 (615) 760-7120
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 231910100        SCHEDULE 13D

1.       Names of Reporting Persons: Fernwood Partners II, LLC.

         IRS Identification No.:    06-1557333

2.       Check the Appropriate Box if a Member of a Group     (a)      [ ]

         N/A                                                  (b)      [ ]

3.       SEC USE ONLY

4.       Source of Funds:   WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization:  Delaware

NUMBER OF SHARES           7.       Sole Voting Power: 9,841,336

BENEFICIALLY OWNED         8.       Shared Voting Power: -0-

BY EACH REPORTING          9.       Sole Dispositive Power: 9,841,336

PERSON                     10.      Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 9,841,336

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.      Percent of Class Represented by Amount in Row (11): 49.9%

14.      Type of Reporting Person:  00 (Limited Liability Company)




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Item 1.  Security and Issuer

Common Stock, $.01 par value ("Common Stock") of CyberGuard Corporation, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2000 West Commercial Blvd., Suite 200, Ft. Lauderdale, Florida 33309.

Item 2.  Identity and Background

This amendment is filed by Fernwood Partners II, LLC, a Delaware limited liability company ("Fernwood").

The principal office and principal business office of Fernwood is 100 First Stamford Place, Stamford, Connecticut 06902.

Fernwood is principally engaged in the purchase, sale, and investment in securities of other companies, including debt instruments.

Fernwood has not been convicted in any criminal proceedings during the five years preceding the filing of this report.

During the five years preceding the filing of this report, Fernwood has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On August 26, 1999, Fernwood used its working capital funds to acquire $3,699,484 in principal amount of Convertible Promissory Notes (the "Notes") of the Issuer. Fernwood and the Issuer executed a First Amendment to Convertible Promissory Note dated December 29, 2000, wherein the Notes were amended to provide that interest is compounded quarterly and added to the principal amount of the Notes rather than paid in cash. On December 29, 2000, Fernwood used working capital funds to acquire $1,000,000 in principal amount of additional Notes of the Issuer (the "New Notes"). The total amount of funds required to exercise the Common Stock Purchase Warrants described in Item 5 (the "Warrants") would be $8,384,801. Fernwood would expect to use working capital funds to exercise the Warrants, if it elects to exercise the Warrants.




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Item 4.  Purpose of Transaction

The purpose of acquiring the Notes, the New Notes and the Warrants is to provide Fernwood the opportunity to make a significant investment in the capital stock of the Issuer and provide Fernwood with the opportunity to increase the level of its investment in the future. Fernwood and the Issuer executed a Loan Agreement dated August 26, 1999 (the "Loan Agreement") with respect to the purchase by Fernwood of $3,699,484 principal amount of the Notes and the concurrent grant to Fernwood of the Warrant to purchase 3,699,484 shares of Common Stock at $2.00 per share through August 26, 2004, and certain related matters. The principal and accrued interest of the Notes is convertible, at any time at the holder's option, into shares of Common Stock at $1.00 per share through June 30, 2002. The transaction was consummated on August 27, 1999. In connection with the transaction, David Manning and William B. Scott were elected to the Board of Directors of the Issuer.

On December 29, 2000, Fernwood and the Issuer executed Amendment No. 1 to Loan Agreement with respect to the purchase by Fernwood of $1,000,000 principal amount of the New Notes and the concurrent grant to Fernwood of a Warrant to purchase a maximum of 392,762 shares of Common Stock at $2.51 per share through December 29, 2005, and certain related matters. The principal and accrued interest of the New Notes is convertible, at any time at the holder's option, into shares of Common Stock at $1.51 per share through June 30, 2002.

Fernwood may from time to time exercise, in whole or in part, its Warrants to purchase additional shares of Common Stock. Fernwood may also purchase additional shares of Common Stock of the Issuer in the open market at prevailing market prices. Fernwood does not have any intention of making a tender offer for any outstanding shares of capital stock of the Issuer. Except as set forth herein, Fernwood does not have any plans or proposals which relate to or would result in the acquisition of additional securities of the Issuer, an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, any change in the present Board of Directors or management, any change in the number or term of directors, the filling of any vacancy on the Board of Directors of the Issuer, any material change in the present capitalization or dividend policy of the Issuer, any other material change in the business or corporate structure of the Issuer, changes in the charter or by-laws which may impede the acquisition of control of the Issuer, the delisting from a national securities exchange or termination of quotations in an inter-dealer quotation system of a registered national securities association for any class of capital stock of the Issuer, a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or any action similar to the foregoing actions listed. Fernwood will continue to evaluate the Issuer and its investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional shares of capital stock or to sell part or all of its holdings of capital stock of the Issuer.




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Item 5.  Interest in Securities of the Issuer

The principal and accrued interest of the Notes and the New Notes would be convertible into 5,749,090 shares of Common Stock of the Issuer, assuming the Notes and the New Notes are held to maturity (June 30, 2002) and then converted, or 29.1% of the outstanding Common Stock of the Issuer. The Warrants would be exercisable for a maximum of 4,092,246 shares of Common Stock, assuming the New Notes are held to maturity, or 20.8% of the outstanding Common Stock of the Issuer. In both instances, the percentages assume the issuance of the maximum number of shares of Common Stock issuable upon conversion of the Notes and the New Notes and upon exercise of the Warrants, but do not include shares issuable pursuant to other outstanding options or warrants of the Issuer.

Fernwood will have sole voting and dispositive power with respect to any Common Stock issuable upon conversion of the Notes or the New Notes, or exercise of the Warrants. Fernwood is a member-managed limited liability company.

Except as set forth above, Fernwood does not own any capital stock of the Issuer and has not had any transactions in the capital stock of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Items 4 and 5 and as provided in Exhibits 1 through 7 to this Amendment No.1 to Schedule 13D, Fernwood does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed As Exhibits

         *1. Loan Agreement dated August 26, 1999 between the Issuer and
Fernwood.

         *2. Convertible Promissory Note in the principal amount of $3,699,484.38 dated August 26, 1999, executed by the Issuer.

         *3. Common Stock Purchase Warrant for 3,699,484 shares of the Common Stock dated August 26, 1999, between the Issuer and Fernwood.

         4. Amendment No. 1 to Loan Agreement, dated December 29, 2000, between the Issuer and Fernwood.



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         5. First Amendment to Convertible Promissory Note, dated December 29,
2000, between the Issuer and Fernwood.

         6. Convertible Promissory Note in the principal amount of $1,000,000, dated December 29, 2000, executed by the Issuer.

         7. Common Stock Purchase Warrant for shares of the Common Stock, dated December 29, 2000, between the Issuer and Fernwood.

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*Previously filed.









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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: January 8, 2001              FERNWOOD PARTNERS II, LLC




                                    By: /s/ Alan L. Bazaar
                                        ----------------------------------------
                                        Alan L. Bazaar, Member










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